

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Michelle Adams
Chief Financial Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando, FL 32821

  Re: SeaWorld Entertainment, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed February 28, 2022
    File No. 001-35883

Dear Michelle Adams:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services